Exhibit (a)(5)(I)

SAP to Accelerate Cloud Strategy with Acquisition of SuccessFactors

SAP gains immediate strength and leadership in the fast growing segment of cloud-based applications for people and talent management and will become the only company that can offer end-to-end processes integrating business cloud offerings with on-premise solutions.

The planned acquisition marks another stride in SAP’s strategy of delivering solutions on premise, in the cloud and on mobile devices. It builds on a series of strategic moves in SAP’s targeted growth areas to drive innovation in its core applications and analytics; introduce breakthrough in memory technology; establish leadership in enterprise mobility; and grow its cloud portfolio.

SuccessFactors’ solutions are highly complementary to SAP’s core HCM offerings as well as SAP’s strong cloud assets: SAP Business ByDesign for the suite cloud market and SAP’s line of business cloud offerings for large enterprises such as SAP Sales on Demand.

“The cloud is a core of SAP’s future growth, and the combination of SuccessFactors’ leadership team and technology with SAP will create a cloud powerhouse. The acquisition will help us address the top priority for CEOs globally – managing people and talent,” said Bill McDermott, Co-CEO, SAP. “Together, SAP and SuccessFactors will create tremendous business value for customers, with potent synergies to accelerate our growth in the cloud.”

“The depth and experience that SAP brings to customers via our cloud and on-premise portfolio fit elegantly with SuccessFactors’ world-class expertise in providing high-performing, low-cost, native cloud applications that customers are passionate about,” said Jim Hagemann Snabe, Co-CEO, SAP. “Together, we will lead the industry in providing end-to-end solutions consistently to meet any deployment preference, whether on premise, in the cloud or on device.”

“This is a revolutionary combination of proven capabilities that will allow SuccessFactors to accelerate our roadmap by 10 years, and bring the world’s leading application knowledge and intellectual property to our customers through the cloud, and the largest applications customer base instantly,” said Lars Dalgaard, Founder and CEO, SuccessFactors. “Expanding relationships with SAP’s 176,000 customers with our speed to value, friendly user interface, on mobile devices and the web, and seamlessly delivering more SAP solutions in the cloud will be legendary, as organizations adopt the cloud to improve their business. SuccessFactors has proven we have the technology and people to deliver the world’s biggest cloud deployments in terms of users and countries per customer, and also the most applications per customer from the same flexible scalable cloud platform. The business world is ready for enterprise-class cloud applications and together, we can deliver incredible new innovation for global businesses.”

With headquarters in San Mateo, California, and more than 1,450 employees, the SuccessFactors team is widely regarded for creating innovative technology, generating more than 80 percent of new sales from applications that did not exist five years ago, and as one of the fastest growing leaders in cloud applications. SuccessFactors is believed to operate the largest scale of paying cloud users with 15 million subscription seats. With more than 3,500 customers in 168 countries, SuccessFactors is growing rapidly, recording 77 percent revenue growth year-over-year in the third quarter 2011 and 59 percent revenue growth year-over-year in the first nine months of 2011. The company’s scalable cloud application platform supports organizations of all sizes from dozens to millions of users. With proven deployments in SAP environments at companies in diverse industries, the combination of SuccessFactors and SAP holds significant growth potential considering the more than 500 million employees of SAP customers and its 15,000 HCM deployments.

SAP anticipates the completion of the transaction in the first quarter of 2012, following regulatory approvals and acceptance of the tender offer by SuccessFactors stockholders. Upon completion of the transaction, the CEO of SuccessFactors, Lars Dalgaard, will lead the cloud business of SAP in addition to his responsibility as CEO of SuccessFactors. SuccessFactors will remain independent and be named “SuccessFactors, an SAP company.” The chairman of SAP’s supervisory board, Hasso Plattner, recommended that Lars Dalgaard be appointed to the executive board of SAP. SAP’s current on-demand development team will remain in the Product and Solutions Board Area under the leadership of Peter Lorenz.

Until the acquisition of SuccessFactors is complete, SAP employees should not reach out to SuccessFactors employees or visit SuccessFactors locations without the express permission of the Corporate Development team. Employees who have established partner relationships with SuccessFactors employees can continue to perform their job functions as normally, but not discuss the acquisitions or related speculations.

Box

SAP and SuccessFactors customers would benefit from combined application and technology footprint. Examples:

The combination of SuccessFactors and SAP will create a comprehensive HCM solution, marrying strength in enterprise applications with people-focused cloud applications.

SuccessFactors’ complementary solutions will be an attractive option for more than 500 million employees of SAP customers.

SuccessFactors’ applications are designed for businesses of all sizes, and offer easily adopted solutions for customers of SAP Business Suite, SAP Business ByDesign, SAP Business All-in-One, and SAP Business One.

SuccessFactors’ cloud expertise and know how, rapid cloud innovation and proven success running large scale cloud deployments will help SAP customers more rapidly adopt cloud applications.

SuccessFactors’ mobile applications combined with the mobile expertise of SAP and Sybase will offer customers a powerful business-to-employee mobility portfolio.

SuccessFactors’ focus on enabling business insight and execution fits well with SAP’s business analytics platform, promising new levels of real time decision making across the enterprise.

Useful Links

www.SuccessFactors.com

SuccessFactors Company Officers

SuccessFactors 10 Year History

SuccessFactors Core Values